Exhibit 99.92

DeFi Technologies’ Wholly-Owned Subsidiary Valour Inc., Bitcoin Suisse AG, and STOXX Launch the 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP

●	Launch of 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP: DeFi Technologies Inc. announces a collaborative product from Valour Inc., Bitcoin Suisse AG, and STOXX, offering a diversified investment in top blue-chip digital assets through a new Exchange Traded Product (ETP).

●	Innovative Methodology and Partnerships: The ETP, tracking the STOXX Digital Asset Blue Chip X Index, is based on a rule-based passive index methodology, leveraging Bitcoin Suisse’s Global Crypto Taxonomy for asset classification. It represents the deepening partnership between Valour Inc. and Bitcoin Suisse AG, aimed at distributing ETPs in international and Swiss markets.

●	Strategic Asset Selection and Management: The ETP ensures a balanced investment portfolio with quarterly rebalancing, a market cap-weighted index, and a target weight cap of 30% for any single token. This initiative combines Valour Inc.’s expertise in ETP issuance, Bitcoin Suisse’s experience in crypto-finance, and STOXX’s proficiency in index management.

Zug, Switzerland and Toronto, Canada, March 18, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has partnered with Bitcoin Suisse AG, and STOXX in launching the innovative 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP. This pioneering product marks a significant step forward in the digital asset market, providing a diversified investment approach to the top blue-chip digital assets in a simple and secure manner.

This new ETP is built upon the existing partnership between Valour and Bitcoin Suisse AG (“Bitcoin Suisse”), initially formed to develop Exchange Traded Products (ETPs) backed 1:1 by digital assets. This collaboration has been leveraging the unique capabilities and extensive expertise of both Valour and Bitcoin Suisse in the digital asset market. The primary focus of their joint efforts is to launch, list, operate, and distribute ETPs in both the international and Swiss markets. Swiss crypto-finance and technology pioneer Bitcoin Suisse, with its established brand recognition in the crypto assets sector, complements Valour’s role as an issuer of ETPs and provider of an exchange listing platform for digital assets.

Andrej Majcen, Chief Executive Officer of Bitcoin Suisse, commented “With this index based ETP, we are excited to be able to offer the possibility to passively diversify into the digital asset market. Our goal is to enable investors to make more informed investment decisions by providing them with professional tools in a maturing market. The Blue-Chip Index is derived methodically from a systematic rule set, making digital asset selection for portfolio diversification more accessible and less complex. Once more, Bitcoin Suisse continues to demonstrate its strength as a pioneer by delivering the first leading smart beta investment product for digital assets. With a rule based asset selection, the Blue-Chip Index is Europe’s first investment alternative to pure top market cap crypto asset strategies. We are proud to collaborate with well established and trusted partners in the global financial markets for the launch of this innovative product.”

The 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP is uniquely structured to track the performance of the STOXX Digital Asset Blue Chip X Index. This index offers exposure to leading assets within the broader STOXX Digital Asset Blue Chip Index, specifically those trading on Xetra. The ETP employs a rule-based passive index methodology, meticulously designed to encompass a comprehensive spectrum of the cryptocurrency market.

Assets are classified into sectors such as Cryptocurrency, General Purpose Smart Contract Platform, Decentralized Finance (DeFi), Utility, and Culture, using the Bitcoin Suisse Global Crypto Taxonomy (GCT). The selection of assets is based on a rigorous multi-step process aimed at identifying the most influential and representative assets in each sector. This selection is re-evaluated quarterly, ensuring the ETP remains reflective of the dynamic digital asset market.

“With a maximum weighting limit of 30% for each underlying crypto, the new 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP serves as the perfect tool for entering the crypto world with just one position in your portfolio,” adds Marco Infuso, Chief Sales Officer at Valour. “It can be used as a kind of satellite approach in an institutional portfolio and is ideal as a monthly savings plan solution for retail customers.”

This ETP is the result of a synergistic collaboration between Valour, Bitcoin Suisse, and STOXX, each bringing unique strengths to the table. Valour provides its proven expertise in ETP issuance, Bitcoin Suisse offers its deep-rooted experience in the crypto-finance and technology domain, and STOXX contributes its renowned capabilities in index creation and management.

About Bitcoin Suisse

Founded in 2013, Bitcoin Suisse AG is the Swiss crypto-finance and technology pioneer. As an enabler for the crypto and blockchain ecosystem in Switzerland, Bitcoin Suisse has been a driving force in the development of the ‘Crypto Valley’ and the ‘Crypto Nation Switzerland’. The crypto-financial services provider offers brokerage, custody, lending, staking, payment solutions and other crypto-related services for private and institutional clients. As a member of the self-regulatory organization Financial Services Standards Association (VQF), Bitcoin Suisse is a financial intermediary subject to Swiss AML/CFT regulations. Bitcoin Suisse consists of several companies under the parent company BTCS Holding Ltd. The company is headquartered in Zug, with offices in Copenhagen, Vaduz and Bratislava and has built a team of over 200 highly qualified experts in Switzerland and Europe. | https://bitcoinsuisse.com/

About STOXX

STOXX® and DAX® indices comprise a global and comprehensive family of more than 17,000 strictly rules-based and transparent indices. Best known for the leading European equity indices EURO STOXX 50®, STOXX® Europe 600 and DAX®, the portfolio of index solutions consists of total market, benchmark, blue-chip, sustainability, thematic and factor-based indices covering a complete set of world, regional and country markets. STOXX and DAX indices are licensed to more than 550 companies around the world for benchmarking purposes and as underlyings for ETFs, futures and options, structured products, and passively managed investment funds. STOXX Ltd., part of the ISS STOXX group of companies, is the administrator of the STOXX and DAX indices under the European Benchmark Regulation.

About ISS STOXX

ISS STOXX GmbH, through its group companies, is a leading provider of comprehensive and data-centric research and technology solutions that help capital market participants identify investment opportunities, detect qualitative and quantitative portfolio company risks, and meet evolving regulatory requirements. With roots dating back to 1985, we today deliver world-class benchmark and custom indices across asset classes and geographies and serve as a premier source of independent corporate governance, sustainability, cyber risk, and fund intelligence research, data, and related offerings. Our products and services give clients the scale and leverage they need to grow their business more effectively and efficiently. ISS STOXX, which is majority owned by Deutsche Börse Group, is comprised of more than 3,400 professionals operating across 33 global locations in 19 countries. Its approximately 6,400 clients include many of the world’s leading institutional investors who turn to ISS STOXX for its objective and varied offerings, as well as companies focused on ESG, cyber, and governance risk mitigation as a shareholder value enhancing measure. Clients rely on ISS STOXX’s expertise to help them make informed decisions to benefit their stakeholders.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN), and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; the regulatory environment with respect to the growth and adoption of decentralised finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations DeFi Technologies

ir@defi.tech

Investor Relations Bitcoin Suisse

invest.advice@bitcoinsuisse.com

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